Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On July 22, 2021, CCC Intelligent Solutions Inc. (“CCC”) issued the following press release.

CCC Intelligent Solutions Announces Date of Second Quarter 2021 Earnings Call

CHICAGO, July 22, 2021 – CCC Intelligent Solutions Inc. (“CCC”), a leading SaaS platform for the P&C insurance economy, announced today it will release its financial results for the second quarter ended June 30, 2021 after the U.S. financial markets close on Thursday, August 12, 2021.

In conjunction with this announcement, CCC will host a conference call on Thursday, August 12, 2021, at 5:00 p.m. Eastern Time, to discuss the Company’s financial results and business outlook. To access the call by phone, dial 1-844-200-6205 (domestic) or 1-646-904-5544 (international). The conference ID number is 941788. A live webcast of the call will be available on the “Investor Relations” page of the Company’s website at www.ir.cccis.com, and a replay will be archived on the website as well.

About CCC Intelligent Solutions

CCC Intelligent Solutions Inc. (CCC) is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Such differences may be material.Forward-looking statements in this press release include, but are not limited to, statements regarding future events, growth and innovations. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 (the “registration statement”) filed by Dragoneer Growth Opportunities Corp. (“Dragoneer”) with the U.S. Securities and Exchange Commission (“SEC”) and those included under the header “Risk Factors” in the Dragoneer annual report on Form 10-K, as amended, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Additional Information

In connection with the proposed business combination between CCC and Dragoneer (the “business combination”), Dragoneer has filed with the SEC the registration statement, which included a preliminary proxy statement and preliminary prospectus. Dragoneer has mailed the proxy statement/prospectus and other relevant documents to its shareholders on or about July 7, 2021. This press release is not a substitute for the registration statement, the proxy statement/prospectus or any other document that Dragoneer has sent to its shareholders in connection with the business combination. Investors and security holders of Dragoneer are advised to read the proxy statement/prospectus in connection with Dragoneer’s solicitation of proxies for its extraordinary general meeting of shareholders to be held on July 29, 2021 to approve the business combination (and related matters) because the proxy statement/prospectus contains important information about the business combination and the parties to the business combination. The proxy statement/prospectus has been mailed to shareholders of Dragoneer as of June 7, 2021, the record date. Shareholders may also obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, CCC and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the registration statement, which includes the proxy statement/prospectus of Dragoneer for the business combination, and such information and names of CCC’s directors and executive officers are also included in such registration statement.

Disclaimer

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact:

Brian Denyeau

ICR, LLC

646-277-1251

IR@cccis.com

Media Contact:

Michelle Hellyar

Director Public Relations, CCC Intelligent Solutions Inc.

mhellyar@cccis.com